

SECUR 07003054 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** AND ENDING **12/31/06**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brighton Securities Corp.** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

1703 Monroe Avenue
(No and Street)

Rochester	**NY**	**14618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Conboy — **(585) 473-3590**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name)*

1170 Chili Avenue	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/ 3/8

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2009



Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Brighton Securities Corp.

We have audited the accompanying statement of financial condition of Brighton Securities Corp. as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 14, 2007

BRIGHTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 160,284
Marketable securities	836,372
Commissions receivable	274,135
Prepaid expenses	35,202
Notes receivable from employees	85,061
Property and equipment - net of accumulated depreciation	411,166
Other assets - net	185,816
Total assets	$ 1,988,036

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued commissions and expenses	$ 232,006
Accrued profit sharing contribution	165,722
Deferred revenue	49,489
Note payable	78,800
Total liabilities	526,017
Shareholders' equity:	
Common stock - $.10 par value, 400 shares authorized, 34.98 shares issued and outstanding	3
Capital in excess of par	109,240
Retained earnings	1,763,087
	1,872,330
Less: Cost of 10.98 shares of common stock held by the Company in treasury	(410,311)
Total shareholders' equity	1,462,019
Total liabilities and shareholders' equity	$ 1,988,036

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commissions	$ 4,243,765
Trading profit	340,545
Financial planning	518,371
Interest income and other revenues	458,184
Total revenue	5,560,865
Expenses:	
Salaries and other employment costs for voting stockholder officers	917,295
Other employee compensation and benefits	2,929,876
Regulatory fees, legal and accounting and other related expenses	160,435
Other expenses	1,033,096
Total expenses	5,040,702
Income before provision for income taxes	520,163
Provision for income taxes	425
Net income	$ 519,738

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2006	$ 3	$ 109,240	$ 1,426,349	$ (350,474)	$ 1,185,118
Net income	-	-	519,738	-	519,738
Shareholder distributions	-	-	(183,000)	-	(183,000)
Increase in treasury stock resulting from acquisition of 1 share	-	-	-	(59,837)	(59,837)
Balance, December 31, 2006	$ 3	$ 109,240	$ 1,763,087	$ (410,311)	$ 1,462,019

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 519,738
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	140,162
Decrease (increase) in marketable securities	(788,539)
Decrease (increase) in commissions receivable	(15,617)
Decrease (increase) in prepaid expenses	(7,865)
Decrease (increase) in notes receivable from employees	(50,850)
Increase (decrease) in accrued commissions and expenses	31,170
Increase (decrease) in accrued profit sharing contribution	14,722
Increase (decrease) in deferred revenue	(1,895)
Total adjustments	(678,712)
Net cash used in operating activities	(158,974)
Cash flows from investing activities:	
Acquisition of property and equipment	(129,494)
Cash flows from financing activities:	
Shareholder distributions	(183,000)
Payments on long-term debt	(36,200)
Purchase of treasury stock	(59,837)
Net cash used in financing activities	(279,037)
Net decrease in cash and cash equivalents	(567,505)
Cash and cash equivalents - beginning of year	727,789
Cash and cash equivalents- end of year	$ 160,284
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 6,900

See accompanying notes to financial statements

1. THE COMPANY

Brighton Securities Corp. is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in eighteen states. The Company is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Company also provides fee-based financial planning and income tax preparation services. The Company's customers are primarily located in the Rochester, New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of nine months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Marketable Securities - Pursuant to the reporting requirements of brokers/dealers, marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (fair value) is included in income.

Commissions Receivable - Commissions receivable at the balance sheet date primarily represent amounts due from the Company's clearing agent, First Clearing Corporation, and were received, in full, on January 3, 2007.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired, or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-39 years
Furniture and fixtures	5-10 years
Equipment	5- 7 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Other Assets - Other assets represents acquired intangible assets including customer lists and employment and nonsolicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Company, which range from three to seven years.

Advertising Costs - The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expense for the year ended December 31, 2006 was $75,878.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2006:

Leasehold improvements	$267,737
Furniture and fixtures	225,800
Equipment	278,649
	772,186
Less: Accumulated depreciation	361,020
	$411,166

Depreciation expense for the year ended December 31, 2006 amounted to $76,815.

4. OTHER ASSETS

At December 31, 2006, other assets consisted of the following intangible assets subject to amortization:

Customer lists	$106,000
Employment/nonsolicitation agreement	159,000
	265,000
Less: Accumulated amortization	79,184
	$185,816

Estimated amortization for each of the five subsequent years ended December 31 is as follows:

2007	$63,347
2008	$54,515
2009	$28,014
2010	$23,376
2011	$16,564

The Company paid $150,000 of the aggregate amount of $265,000 during 2005. The balance due of $115,000 is payable to the seller in three equal annual installments of $43,100, including interest at 6% per year, beginning October 4, 2006.

5. LEASES

The Company is obligated under leases for its Brighton and Batavia office facilities. The Brighton office lease is for a twelve-year period through December, 2016, with an annual base rent of $106,500 through December, 2014 and $116,700 through December, 2016, payable in monthly installments, plus certain repairs, maintenance expenses, and real estate taxes. The Batavia office lease is for a five-year period through January, 2011, with an annual rent of $15,000 payable in monthly installments, plus certain repairs and maintenance expenses. The total office rental expense for the year ended December 31, 2006 was $131,506.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $695,232, which was $595,232 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of .7566 to 1.

7. RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a Company matching contribution plus any additional contributions made at the discretion of the Company's Board of Directors. The matching provision requires the Company to match 50% of employee deferrals up to 2% of the employee's salary. Total Company contributions for the year ended December 31, 2006, amounted to $165,722.

8. INCOME TAX MATTERS

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of company income taxes, the stockholders separately account for their pro rata shares of the company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

9. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Clearing Broker processes transactions comprising approximately 70% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

9. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS, Continued

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. LITIGATION

In March, 1996, the Bennett Funding Group, Inc. (BFG) and its related entities defaulted on payments due to investors under a series of notes issued as far back as 1991. BFG and other related business entities filed for bankruptcy in 1996. Brighton Securities Corp. had been a broker/dealer of BFG investment products. The Bankruptcy Trustee has initiated several adversary proceedings (lawsuits) against the insurance companies that carried the policies on BFG. Other entities, including Brighton Securities Corp., have been named as defendants in these lawsuits. The amount in controversy is undetermined at this time and the outcome of this litigation cannot be estimated at this time.

Included in accrued expenses at December 31, 2006, is management's estimate of the expected settlement of the remaining BFG cases, of $10,000.

11. SUBSEQUENT EVENTS

On January 2, 2007, the Company purchased two shares of its own common stock. The Company paid the former owner $118,561 based on the book value per share at November 30, 2006. The final purchase price will be determined based on the final audited financial statements at December 31, 2006.

On January 5, 2007, the Board of Directors of the Company declared and paid a cash dividend of $5,000 per common share to the shareholders of record on December 31, 2006.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholders
Brighton Securities Corp.

Our report on our audit of the basic financial statements of Brighton Securities Corp. as of December 31, 2006 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 14, 2007

BRIGHTON SECURITIES CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Computation of net capital:	
Total stockholders' equity, qualified for net capital	$1,462,019
Non-allowable assets:	
Property, furniture, equipment and leasehold improvements, net	(411,166)
Intangible assets, net of accumulated amortization	(185,816)
Prepaid expenses	(35,202)
Employee, 12b-1 fees, and certain other receivables	(104,983)
Haircuts on securities, computed, where applicable pursuant to 15c3-1(f)	(29,620)
Net capital	$ 695,232
Minimum net capital required (greater of):	
6 2/3% of aggregate indebtedness of $526,017	$ 35,070
Required minimum net capital	$ 100,000
Excess Net Capital:	
Net capital per above	$ 695,232
Required minimum net capital per above	100,000
Excess net capital	$ 595,232
Excess based upon 1,000% of aggregate indebtedness ($695,232 less 10% of $526,017)	$ 642,630

Computation of aggregate indebtedness:

Aggregate indebtedness	526,017	= .7566
Net capital	695,232	

The ratio of aggregate indebtedness to net capital is .7566 to 1.00.

Reconciliation to Brighton Securities Corp. unaudited FOCUS Part IIA filing:

Unaudited net capital per 12/31/06 FOCUS Part IIA	$ 745,842
Inadvertent overstatement of non-allowable assets	16,310
Adjustments made to income and expense accounts which decreased ownership equity	(66,920)
Net capital per above	$ 695,232

BRIGHTON SECURITIES CORP.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholders
Brighton Securities Corp.

In planning and performing our audit of the financial statements of Brighton Securities Corp. (Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the SEC, the New York Stock Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 14, 2007